MANAGEMENT AGREEMENT

Camelot Portfolios, LLC

Exhibit 1

Amended as of: November 25, 2013

              Percentage of Average

Fund

Daily Net Assets

Camelot Premium Return Fund

1.00%

Camelot Excalibur Small Cap Income Fund

1.00%

Mutual Fund Series Trust

By:

/s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: Trustee

Camelot Portfolios, LLC

By: /s/ Darren Munn

Print Name:  Darren Munn

Title: Chief Executive Officer